UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187
MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 22 February 2019

Micro Focus International plc
22 February 2019

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 21 February 2019 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $110 million extended share buyback programme, details of which were announced on 14 February 2019.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 141,507

Date of transaction: 21 February 2019

Time of transaction: 08.00 - 16.29

Volume weighted average price paid per share: 1,861.5443 pence

Lowest price paid per share: 1,848.50 pence

Highest price paid per share: 1,889.50 pence

Broker: Citigroup Global Markets Limited ("Citi")

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBP)	Aggregated Volume
XLON	18.6159	65,663
CHIX	18.6150	75,599
BATE	18.6236	245

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 413,571,050 (excluding Treasury shares), and the Company will hold 23,467,010 ordinary shares in Treasury.

The figure of 413,571,050 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8445Q_1-2019-2-22.pdf

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                       Tel: +44 (0) 1635 32646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 22 February 2019

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer